1875 K Street N.W.

Washington, DC

20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

December 14, 2021

VIA EDGAR

Mr. David Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:        iShares, Inc. (the “Company”)

    (Securities Act File No. 033-97598 and

    Investment Company Act File No. 811-09102)

    Post-Effective Amendment No. 513

Dear Mr. Orlic,

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 513 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares MSCI Frontier and Select EM ETF (the “Fund”), a series of the Company.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Company on December 2, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please include the Fund’s completed fee table and cost example with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

Comment 2:	On page S-2, please provide the Fund’s portfolio turnover.

Response:	The requested information has been provided.

Comment 3:	For purposes of the Fund’s policy of investing at least 80% of its assets in the component securities of its Underlying Index, please confirm that derivatives will be marked to market when calculating the value of the Fund’s assets.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

December 14, 2021

Response:	The Company confirms that derivatives are marked to market for purposes of calculating the Fund’s assets and testing compliance with the Fund’s 80% policy.

Comment 4:	Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value, yield, and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response:	The Company respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Company notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Company continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals

Comment 5:	Please provide disclosure with respect to the following risks (and any related risks) associated with this investment strategy, or explain to us why such disclosure would not be appropriate:

1) limitations on the fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or rebalancing; and

2) the rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response:	With respect to oversight of the Index Provider, the Company respectfully refers the Staff to the Fund’s existing disclosure in “Index-Related Risk” in the section entitled “A Further Discussion of Principal Risks.” “Index-Related Risk” explains that “BFA’s mandate as described in this Prospectus is to manage the Fund consistently with the Underlying Index provided by the Index Provider to BFA. BFA does not provide any warranty or guarantee against the Index Provider’s or any agent’s errors. Errors in respect of the quality, accuracy and completeness of the data used to compile the Underlying Index may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, particularly where the indices are less commonly used as benchmarks by funds or managers.”

With respect to the right and remedies associated with investments, the Company respectfully refers the Staff to the Fund’s existing disclosure in “Non-U.S. Securities Risk.” That disclosure explains that the Fund’s investments in the securities of non-U.S. issuers subject the Fund to an increased risk of loss from, among other factors, the “availability of public information” about issuers and differences in “[l]egal principles relating to corporate governance, stock directors’

Securities and Exchange Commission

December 14, 2021

fiduciary duties and liabilities and stockholders’ rights.” Further, the existing disclosure in “Risk of Investing in Emerging Markets” in both the Fund’s “Summary of Principal Risks” and “A Further Discussion of Principal Risks” notes that “[t]here may be significant obstacles to obtaining information necessary for investigations into or litigation against companies and shareholders may have limited legal remedies.”

Comment 6:	On page S-1, please move the sentence that begins “The Investment Advisory Agreement between iShares, Inc. . . .” to a footnote.

Response:	The Company respectively believes that the placement of the disclosure is consistent with Form N-1A and consistent with the guidance provided to the Company by the Staff in the implementation of summary prospectuses.

Comment 7:	Disclosure in the section entitled “Principal Investment Strategies,” specifies certain caps and group entity caps. However, disclosure in the last paragraph of that section also states the Index Provider determines relative weightings of the securities in the Underlying Index. Update the staff as to whether, once such caps are avoided, the Index Provider has discretion in deciding weighting, or whether it is strictly rules-based; for example, capitalization weighted.

Response:	The Index Provider determines the composition and relative weightings of the securities in the Underlying Index using a rule-based methodology, which includes capping.

Comment 8:	Please disclose whether the index is currently concentrated and, if so, please disclose the industries or group of industries.

Response:	Please note that disclosure on page S-3 of the summary prospectus under “Principal Investment Strategies” states, “as of August 31, 2021, a significant portion of the Underlying Index is represented by securities of companies in the financials industry or sector. The components of the Underlying Index are likely to change over time.”

Comment 9:	On page S-10, in the section “Performance Information,” per the form, please disclose that it shows how the Fund’s average annual returns compared with those of a broad measure of market performance in the introductory paragraph.

Response:	The Company has updated the disclosure found on page S-10 of the summary prospectus as follows:

The bar chart and table that follow show how the Fund has performed on a calendar year basis and provide some indication of the risks of investing in the Fund by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance.

Securities and Exchange Commission

December 14, 2021

Comment 10:	On page S-11, “N/A” should be placed under the “five years” and “since fund inception” columns for the MSCI Frontier and Emerging Markets Select Index because the inception date for the index is 12/22/20.

Response:	The Company has made the requested change.

Comment 11:	In the Principal Investment Strategies section of the prospectus, please include the disclosure of the number of index components currently on p. 54 of the SAI.

Response:	The Company has added a sentence in the Principal Investment Strategies section of the prospectus noting the number of index components as of August 31, 2021.

Comment 12:	The Underlying Index description in the SAI currently has the following disclosure: “MSCI first identifies the eligible universe of securities that meet certain size, liquidity and foreign accessibility criteria within the MSCI Frontier Markets IMI and the MSCI Emerging Markets IMI. Then a separate universe of eligible securities is independently derived within each of (1) the MSCI Frontier Markets IMI (the “FM Eligible Universe”) and (2) the MSCI Emerging Markets IMI (the “EM Eligible Universe”).” Please clarify the disclosure regarding “certain size” and “independently derived” in the section of the SAI entitled “MSCI Frontier and Emerging Markets Select Index” with respect to the discretion exercised by the Index Provider.

Response:	The Company has updated the relevant disclosure as follows:

MSCI constructs the MSCI Frontier Markets IMI and the MSCI Emerging Markets IMI by applying certain size, liquidity and foreign accessibility criteria. Then a universe of eligible securities is derived within each of (1) the MSCI Frontier Markets IMI (the “FM Eligible Universe”) and (2) the MSCI Emerging Markets IMI (the “EM Eligible Universe”) by applying certain investability screens.

Comment 13:	The disclosure at the bottom of page 54 of the SAI states that, “FM Minimum Free Float-Adjusted Market Capitalization Requirement is defined when the cumulative free float-adjusted market capitalization coverage of 90% of the frontier market securities in the parent index is achieved. Similarly, the EM Minimum Free Float-Adjusted Market Capitalization Requirement is derived by sorting the EM securities in the fund’s parent index in descending order of free float-adjusted market capitalization, and the cumulative coverage thereof is calculated at each security. EM Minimum Free Float-Adjusted Market Capitalization Requirement is defined when the cumulative free float-adjusted market capitalization coverage of 90% of the emerging market securities in the parent index is achieved.” If 90% of the emerging markets securities are automatically included, please clarify the disclosure in the last two sentences to explain how the 80/20 split is maintained between the FM Minimum Free Float-Adjusted Market Capitalization Requirement and the EM Minimum Free Float-Adjusted Market Capitalization Requirement.

Securities and Exchange Commission

December 14, 2021

Response:

The Company has updated the relevant portion of the description of the Underlying Index in the SAI as follows:

“The Index Provider next identifies those securities in the top 90%, respectively, of the free float-adjusted market capitalization of the MSCI Frontier Markets IMI and MSCI Emerging Markets IMI. If the resulting number of securities in the FM Eligible Universe is 60 or above, all the securities are included in the MSCI Frontier and Emerging Markets Select Index. If the resulting number of securities in the FM Eligible Universe is below 60, the securities in the FM Eligible Universe are ranked by decreasing free float-adjusted market capitalization and the top 60 securities are selected for inclusion in the MSCI Frontier and Emerging Markets Select Index, even if the smallest securities are not in the top 90% of free float adjusted market capitalization. The Index Provider next sorts the EM Eligible Universe by decreasing free float-adjusted market capitalization and selected in order until the number of emerging markets securities included is one-third the number of frontier markets securities selected for inclusion.”

The Company respectfully notes that the passage above describes the process utilized by the Index Provider to select the component securities for the Underlying Index. After the selection of component securities, the Index Provider targets “cumulative free float-adjusted market capitalization weights of 80% and 20% . . . to frontier market and emerging market constituents respectively in the index.” (emphasis added)

Comment 14:	Please consider describing the buffer described in the last paragraph of the section in the SAI entitled “MSCI Frontier and Emerging Markets Select Index” in the prospectus. Please also disclose in the prospectus the index rebalancing and reconstitution process, including frequency thereof, and explain how and when the index changes.

Response:	The Company has updated the description of the capping methodology in the “Principal Investment Strategies” section of the Fund’s Prospectus to integrate the buffer described in the SAI:

A capping methodology is applied that limits the weight of any single “group entity” (constituents that MSCI determines have a control relationship) to a maximum of 22.5% of the Underlying Index weight, and the sum of all group entities with a weight above 4.5% to an aggregate of 22.5% of the Underlying Index weight, each at quarterly rebalance.

The Company respectfully notes the section of the SAI entitled “The MSCI Indexes - Changes to the Indexes” which discusses the maintenance of the MSCI indexes, including the Underlying Index, along with scheduled index reviews.

Comment 15:	Please delete the statement that the Fund reserves the “absolute” right to reject or suspend creations, including if “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; [and] (vi) acceptance of the Fund Deposit would, in the discretion of the Fund or BFA, have an adverse effect on the Fund or the rights of beneficial owners.... ” The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Securities and Exchange Commission

December 14, 2021

Response:	The Company respectfully submits that the Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanettes (iv) and (vi) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act of 1940, as amended (the “1940 Act”).

The iShares fund complex operated with relief from the same provisions of the 1940 Act for which Rule 6c-11 provides relief for the last 20 years. Prior to the adoption of Rule 6c-11, the Company relied upon exemptive orders from the Commission that were based upon applications which included substantively identical reservations to those listed above for a fund covered by such orders to reject a creation order.[1] Consistent with the longstanding exemptive orders, the Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]” Further, the Commission indicated that the proper functioning of the arbitrage mechanism formed the basis of these exemptive orders.[2] Therefore, the language cited by the Staff is not, in fact, inconsistent with a properly functioning arbitrage mechanism in the view of the Commission.

In adopting Rule 6c-11, and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an exchange-traded fund (“ETF”) may directly or indirectly suspend creations and

[1]

The Company’s application for an order applicable to seven new series included the conditions that a fund may reject a purchase order transmitted to it by the fund’s distributor if “the acceptance of the Portfolio Deposit would have certain adverse tax consequences. . . ;” or “the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Company or the Advisor, have an adverse effect on the Company or on the rights of Beneficial Owners[.]” See Amended and Restated Application for an Order, as filed on October 3, 2001, as ordered by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25215 (October 18, 2001), as amended from time to time by subsequent applications and orders. The same condition was included in other applications for orders relied upon by funds in the BlackRock ETF fund complex, including: Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); iShares Trust, et al., Investment Company Act Release No. 29751 (January 24, 2011); and iShares Trust, et al., Investment Company Act Release No. 32268 (September 20, 2016).

Other registrants outside of the BlackRock fund complex relied on similar applications for relief, see: Amendment No. 1 to the Application for an Order, as filed on February 1, 2019, as ordered by Victory Capital Management Inc., et al., Investment Company Act Release No. 33390 (March 6, 2019).

[2]

The Commission stated in its Rule 6c-11 Adopting Release that the “tie between an ETF’s market price and NAV per share provides a basis for . . . [the SEC’s] prior exemptive orders. . . .” See Rule 6c-11 Adopting Release at 59 (footnote omitted)(emphasis added).

Securities and Exchange Commission

December 14, 2021

redemptions and the effect that such a suspension would have on the arbitrage mechanism for the Fund.3 In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]”4 The Commission also states that an ETF may only “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.]”5 The Company notes that rejecting individual creation orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders.

The Company believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Company’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the existing exemptive relief prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Company also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the 1940 Act,6 and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Company believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it or because it would create adverse tax consequences to other shareholders).

The Company notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Company generally has an incentive to accept creation orders so that a fund increases in size, the Company has rejected particular creation orders only in very rare circumstances.

*    *     *    *

[3]	See also, Rule 6c-11 Adopting Release at 56-59.
[4]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 58, 56.
[5]	See Rule 6c-11 Proposing Release at 67; see also Rule 6c-11 Adopting Release at 57.
[6]

See, e.g., Vanguard 500 Index Fund, a series of Vanguard Index Funds (485BPOS) (Apr. 29, 2021) (“Vanguard reserves the right to stop selling fund shares or to reject any purchase request at any time and without notice, including, but not limited to, purchases requested by exchange from another Vanguard fund.”); Franklin Custodian Funds (485BPOS) (Jan. 26, 2021) (“The Fund may restrict, reject or cancel any purchase orders, including an exchange request.”); Growth Fund of America (485BPOS) (Oct. 29, 2021) (“The fund and American Funds Distributors reserve the right to reject any purchase order for any reason.”).

Securities and Exchange Commission

December 14, 2021

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre Smith

Marisa Rolland

Nick Cordell

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Alexis Hassell